CONTACT GOLD REPORTS Q1 2020 FINANCIAL AND OPERATING RESULTS

AND VOTING RESULTS FROM ANNUAL MEETING

Vancouver, B.C. (June 1, 2020) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOL) is pleased to announce its financial and operating results for the three months ended March 31, 2020.

All dollar amounts are presented in Canadian dollars unless otherwise stated.

2020 highlights and recent developments

  Raised $1.25 million in a private placement financing (the "2020 Placement"), providing the Company with the capital to continue to advance its business as drilling season begins in Nevada

  Commenced trading on the OTCQB Venture Market ("OTCQB") under the ticker symbol "CGOL"

  Announced final results from the 2019 drill program at the Green Springs gold property, highlights of which include:

    2.36 g/t gold over 70.10 m in hole GS19-07 (January 28, 2020)

    1.02 g/t gold over 22.86 m in hole GS19-10 (February 12, 2020)

    1.34 g/t gold over 28.96 min hole GS19-02 (January 7, 2020)

    1.68 g/t gold over 35.05 m in hole GS19-03 (January 14, 2020)

  Announced results of bottle roll tests from the Green Springs property's Alpha, Bravo and Echo zones, which  all returned excellent gold recoveries (April 21, 2020)

Selected financial data

Details of financial results as at and for the three months ended March 31, 2020, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the Interim Financial Statements) as prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), and MD&A for the corresponding period, copies of which are available on SEDAR at www.sedar.com.

The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

	Three months ended
Attributable to shareholders:	March 31, 2020	March 31, 2019	March 31, 2018
Loss for the period	$2,702,007	$1,777,295	$1,248,596
Other comprehensive loss (gain) for the period	$(3,367,024)	$817,979	$(1,089,809)
Comprehensive loss (gain) for the period	$(665,017)	$2,595,274	$158,787
Basic and diluted loss per share	$0.04	$0.04	$0.03

	As at March 31, 2020	As at December 31, 2019
Cash	$340,059	$844,169
Working capital	$(63,765)	$737,309
Total assets	$42,536,201	$39,675,218
Current liabilities	$627,453	$501,434
Preferred shares	$14,958,598	$13,246,524
Shareholders' equity	$24,795,983	$23,957,436

Losses attributable to shareholders for the three months ended March 31, 2020 of $2.70 million (2019: $1.78 million; and 2018: $1.25 million), reflect primarily (i) exploration and evaluation of the Company's exploration property interests ($0.34 million), (ii) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities (in aggregate, $0.54 million), and (iii) non-cash stock-based compensation expense of $0.11 million, net of a fair value adjustment recognized on the embedded derivatives within the Preferred Shares (gain of $0.11 million).  Losses for the three-month period ended March 31, 2019 reflect similar activities and a fair value adjustment.

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During the three months ended March 31, 2020, exploration and evaluation expenditures were predominantly related to activity at Green Springs property, including the evaluation and review of data generated through 2019 and planning for the commencement of the 2020 program.  Approximately $0.32 million in expenditures had been incurred through March 31, 2020 for exploration at Green Springs and at Pony Creek (in aggregate through March 31, 2019, $0.50 million; 2018: $0.48 million).

Other comprehensive gain attributable to shareholders for the three-month period ended March 31, 2020 was $3.37 million (three months ended March 31, 2019 loss of $0.82 million, and in 2018: a gain $1.09 million).  The other comprehensive loss or gain in a given period reflects primarily the foreign currency impact arising on the post-acquisition carrying value of the Company's exploration property portfolio, whereby the gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

Net cash operating outflows for the three-month period ended March 31, 2020 of $0.50 million reflects primarily (i) ongoing activity and exploration at Pony Creek, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors at year end (March 31, 2019 $1.14 million, and 2018: $0.89 million).

The Company's has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred.  Total assets at March 31, 2020 comprise primarily: exploration and evaluation assets of $41.91 million, and $0.34 million in cash.  At December 31, 2019 total assets primarily comprise exploration and evaluation assets of $38.36 million, and $0.84 million in cash.

Total liabilities at March 31, 2020 include $14.96 million in value for the Preferred Shares (December 31, 2019: $13.25 million), and payables and accruals of $0.59 million (December 31, 2019: $0.47 million).  The accounting value of the Preferred Shares reflects both a "host" component of the instrument and certain embedded derivatives.  The values of each will change from period-to-period, reflecting accretion of the host obligation and the impact of foreign currency changes on the host, and (ii) a fair value adjustment (three months ended March 31, 2020: loss of $0.62 million: three months ended March 31, 2019: loss of $0.51 million) and the impact of foreign exchange on the embedded derivatives (three months ended March 31, 2020: $0.11 million gain; 2019: $0.11 million gain).

Accumulated other comprehensive gain of $1.97 million at March 31, 2020 (December 31, 2019: $1.40 million loss) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's portfolio of exploration properties.

Change of financial reporting standards

Pursuant to a decision document dated December 24, 2019 (2019 BCSECCOM 451) issued by the British Columbia Securities Commission (as principal regulator) and the Ontario Securities Commission under National Policy 11, 203 - Process for Exemptive Relief Applications in Multiple Jurisdictions (the "Order"), Contact Gold has been granted an exemption from the Canadian securities commissions in each jurisdiction where the Company is a reporting issuer (the "Commissions") from having to prepare its financial statements in accordance with International Financial Reporting Standards ("IFRS"), and have such financial statements audited pursuant to Canadian auditing standards.  Pursuant to the Order, the Company is now permitted to file its financial statements in accordance with US GAAP and have such financial statements audited pursuant to the rules and standards of the United States Public Company Accounting Oversight Board.  The exemptive relief provided under the Order is conditional on the Company meeting the requirements set forth in the Order.

The Company changed the body of accounting standards used to prepare its comparative financial statements from FRS, to US GAAP; the first period of which is for, and as at, the year ended December 31, 2019.  US GAAP differs in some respects from IFRS and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS.  Although the Company has sought to align its accounting treatment and disclosures to align with those required under IFRS and US GAAP so as to minimize the differences, these consolidated financial statements do not include any explanation of the principal differences or any reconciliation between IFRS and US GAAP.

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Scientific and Technical Information

Contact Gold's extensive land holdings are on Nevada's Carlin, Independence and Cortez gold trends which host numerous gold deposits and mines. Contact Gold's land position, including the Pony Creek and Green Springs gold projects comprises approximately 140 km2 of target-rich mineral tenure hosting numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage (the "Contact Gold Properties").

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

All of the Contact Gold Properties are early-stage exploration properties and do not contain any mineral resource estimates as defined by NI 43-101. There has been insufficient exploration to define a mineral resource estimate at any of Contact Gold Properties. Scientific and technical information contained herein is subject to all of the assumptions, qualifications and procedures set out in a technical report entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com, and reference should be made to the full details of the Technical Report.

Drill intercepts disclosed in this release were calculated using a minimum thickness of 3.05 metres averaging 0.14 ppm gold and allowing inclusion of up to 4.57 metres of material averaging less than 0.14 ppm gold for low grade intervals and higher grade intervals were calculated using a minimum thickness of 3.05 metres averaging 1.00 ppm gold and allowing inclusion of up to 4.57 metres of assays averaging less than 1.00 ppm gold.  Gravimetric assays are used for all Fire Assays above 4.00 ppm gold. Cyanide solubility assays are completed on all Fire Assays greater than 0.1 g/t.  True width of drilled mineralization is unknown, but owing to the apparent flat lying nature of mineralization, is estimated to generally be at least 70% of drilled thickness. The composited grades for comparison to the Bottle Roll assays are weighted averages of the amount of pulp used from individual 5 foot assays.  Quality Assurance / Quality Control consists of regular insertion of certified reference standards, blanks, and duplicates. All failures are followed up and resolved whenever possible with additional investigation whenever such an event occurs. All assays are completed at ALS Chemex; an ISO 17025:2005 accredited lab.  Check assays are completed at a second, reputable assay lab after the program is complete

Voting Result from Annual Meeting

The Company is also pleased to announce voting results from the Company's Annual Meeting of Shareholders held on May 28, 2020 (the "Meeting").  A total of 62,736,247 common shares were voted, representing the votes attached to approximately 68.3% of all outstanding common shares. Shareholders voted in favour of the election of all director nominees, and the reappointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company.  Shareholders also voted in favour of the amended Option and Incentive Plan (the "Option Plan"), the Restricted Share Unit Plan ("RSU Plan") and the Deferred Share Unit Plan (the "DSU Plan", and together, the "Plans"). The Plans were approved by the TSXV on May 29, 2020.

About Contact Gold Corp.

Contact Gold is an exploration company focused on producing district scale gold discoveries in Nevada.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

John Glanville Director, Investor Relations glanville@contactgold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Pony Creek, Green Springs or any of the other Contact Gold Properties.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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